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February 9, 2024	STEPHANIE A. CAPISTRON

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Aaron Brodsky	STEPHANIE.CAPISTRON@DECHERT.COM +1 617 728 7127 DIRECT

Re:

Virtus Asset Trust (File Nos. 333-08045; 811-07705), Virtus Event Opportunities Trust (File Nos. 333-187583; 811-22818), Virtus Investment Trust (File Nos. 33-36528; 811-06161) and Virtus Variable Insurance Trust (File Nos. 033-05033; 811-04642) (each, a “Registrant” and, collectively, the “Registrants”)

Dear Mr. Brodsky:

This letter responds to comments you provided Abel Araya and me in a telephonic discussion on January 24, 2024, with respect to your review of Virtus Asset Trust’s Post-Effective Amendment No. 43, filed on December 14, 2023, relating to Class C of the Virtus SGA International Growth Fund, a new class of an existing series of Virtus Asset Trust (the “Amendment”), and various other filings made by the Registrants on behalf of certain of their respective series (each a “Fund”). On behalf of the Registrants, we have reproduced your comments below, followed by the Registrant’s responses.

Amendment Comments

Comment 1.	Footnote b to the Annual Fund Operating Expenses table on page two of the Amendment indicates that Other Expenses for the Fund have been estimated. Please supplementally explain why other expenses have been estimated.

Response 1.	The Registrant notes that Class C is a new class and therefore does not have financial information to report. Accordingly, the Other Expenses for Class C are estimated.

Comment 2.	Footnote d to the Annual Fund Operating Expenses table on page two of the Amendment indicates that extraordinary proxy expenses are not included in the table. Please supplementally explain why extraordinary proxy expenses are not included in the table. Additionally, please state in footnote d what the Total Annual Fund Operating Expenses would be for each share class before the application of any expense reimbursement.

Response 2.	The Registrant notes that Instruction 3(c)(ii) to Item 3 of Form N-1A specifically provides that “Other Expenses” do not include extraordinary expenses, defined as “expenses that are distinguished by their unusual nature and by the infrequency of occurrence.” The Registrant believes that the Fund’s proxy expenses meet this standard given that the Fund incurs proxy expenses only rarely and the expenses are not reasonably expected to incur in the foreseeable future.

Instruction 3(c)(ii) to Item 3 of Form N-1A further specifies that, if extraordinary expenses were incurred that materially affect “Other Expenses,” a footnote should be included disclosing what “Other Expenses” would have been had the extraordinary expenses been included. To address this instruction and the Staff’s comment, the Registrant will update the footnote as follows:

“Not included in the table are extraordinary proxy expenses. If such amounts were reflected in this table, Other Expenses would have been 0.51%, 0.52%, and 0.41% for Class A Shares, Class I Shares and Class R6 Shares, respectively. As such, Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Expense Reimbursement would both have been 0.01% higher (Class A Shares and Class I Shares) or 0.02% higher (Class R6 Shares) than the amounts shown in the table.”
Other Comments
Comment 3.	In the Annual Fund Operating Expenses table contained in the prospectuses of each of the Virtus Seix U.S. Government Securities Ultra-Short Bond Fund (a series of Virtus Asset Trust) and Virtus Westchester Credit Event Fund (a series of Virtus Event Opportunities Trust) dated April 28, 2023, and in the prospectus of the Virtus Zevenbergen Technology Fund (a series of Virtus Investment Trust) dated October 27, 2023, please move the “Recapture of expenses previously reimbursed and/or waived” line item so it appears prior to the “Total Annual Fund Operating Expenses” line item.

Response 3.	The Registrant believes that the current information accurately reflects the expenses to which each Fund is subject. The Registrant further notes that this update will require an operational update to the software the Registrant utilizes to create its prospectus and that each Fund is scheduled to file its annual update to its registration statement in April 2024. The Registrant intends to incorporate this change as part of such annual update.

Comment 4.	The bar chart indicating calendar year total returns for Class A Shares in the prospectus of the Virtus Strategic Allocation Series (a series of Virtus Variable Insurance Trust) dated Apr 28, 2023 indicates that the returns for Class A shares in 2021 was -12.69%. However, the corresponding table in the prior year’s prospectus for this Fund indicates returns for Class A shares in 2021 of 7.57%. Please confirm the Class A returns for this Fund in 2021.

Response 4.	The Registrant confirms that the correct figure is 7.57% and is therefore currently understated. The Registrant intends to correct this number as part of its annual registration statement update in April 2024.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Stephanie A. Capistron
Stephanie A. Capistron